UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2021, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 1-18 Onoedori, 7-Chome, Chuo-ku, Kobe, Hyogo 651-0088, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2021 and 2020,
Statements of Changes in Net Assets Available for Plan Benefits for the
Years Ended June 30, 2021, 2020 and 2019; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2021 and 2020	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2021, 2020 and 2019	3

Notes to Financial Statements as of June 30, 2021 and 2020 and for the Years Ended June 30, 2021, 2020 and 2019	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Employee Stock Purchase Plan (Japan) and Plan Participants
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the “Plan”) as of June 30, 2021 and 2020, and the related statements of changes in net assets available for plan benefits for the years ended June 30, 2021, 2020 and 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2021 and 2020 and the changes in net assets available for plan benefits for the years ended June 30, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Navarro Amper & Co.

Taguig City, Philippines
September 17, 2021
We have served as the Plan's auditor since fiscal year 2003.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2021 AND 2020

	Japanese Yen		U.S. Dollars
	2021	2020	2021
ASSETS, At fair value:
Cash	¥ 320,940	¥ 481,334	$ 2,898
The Procter & Gamble Company common stock 2021:1,198,909 shares, cost ¥15.63 billion ($141.38 million) 2020: 1,294,674 shares, cost ¥15.45 billion ($143.10 million)	17,888,509,025	16,678,896,593	161,540,485
Total Assets	17,888,829,965	16,679,377,927	161,543,383
LIABILITIES
Accrued professional fees	5,515,147	5,375,543	49,804
Total Liabilities	5,515,147	5,375,543	49,804
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥17,883,314,818	¥16,674,002,384	$161,493,579

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

	Japanese Yen			U.S. Dollars
	2021	2020	2019	2021
ADDITIONS:
Investment income (loss):
Unrealized fair value gain on investments	¥ 1,832,033,465	¥ 1,257,653,017	¥ 4,271,566,285	$16,544,005
Realized fair value gain on investments	235,557,145	195,725,053	337,777,179	2,127,176
Unrealized foreign exchange gain/(loss) - net	421,612,057	(28,533,439)	(305,841,567)	3,807,328
Realized foreign exchange gain/(loss) - net	(28,364,002)	17,933,368	9,804,179	(256,138)
Dividend income	293,671,591	308,449,262	313,992,314	2,651,973
Total investment income	2,754,510,256	1,751,227,261	4,627,298,390	24,874,344

Contributions:
Participant contributions	1,176,556,526	1,143,105,334	1,067,544,264	10,624,782
Employer contributions	221,730,600	219,977,800	208,508,000	2,002,317
Total contributions	1,398,287,126	1,363,083,134	1,276,052,264	12,627,099
Total additions	4,152,797,382	3,114,310,395	5,903,350,654	37,501,443

DEDUCTIONS:
Withdrawals from participants	(2,937,853,875)	(2,220,575,308)	(1,989,714,335)	(26,530,011)
Bank and administrative charges	(5,631,073)	(5,401,692)	(5,466,291)	(50,851)
Total deductions	(2,943,484,948)	(2,225,977,000)	(1,995,180,626)	(26,580,862)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,209,312,434	888,333,395	3,908,170,028	10,920,581

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	16,674,002,384	15,785,668,989	11,877,498,961	150,572,998
End of year	¥ 17,883,314,818	¥ 16,674,002,384	¥ 15,785,668,989	$161,493,579

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2021 AND 2020, AND FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

1.	DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more information.
General
The Plan includes the Employees’ Shareholding Association of P&G Group for employees and executives of all P&G affiliates in Japan.  The Plan covers the employees of P&G Japan G.K., P&G K.K., P&G Prestige Godo Kaisha, and P&G Innovation Godo Kaisha (collectively the “Companies”).
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the “Stock”), the Companies’ parent company. The Plan is administered by My P&G Services (MyPGS).  Daiwa Securities Co. Ltd., on the other hand, is in charge of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees hired by the Companies may, at any time, apply for the membership in the plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 150 units monthly, and three times the monthly base pay contributions limit from bonus pay.
The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.
Members’ monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Member’s salary shall be 100,000 yen per Member who gets paid semi-annual bonuses, and 150,000 yen per Member who does not get paid semi-annual bonuses.  Member Contributions derived from semi-annual bonuses shall be 3 times the monthly Member Contributions: in units of 3,000 yen, and the maximum contribution from a Member’s bonus shall be 300,000 yen per Member.  Subject to the monthly and annual limits, there is no limit on the total amount of Member Contributions that a Member can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Companies’ contributions, and (b) realized earnings or losses of the Plan.  Participant accounts are also charged with withdrawals and an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Investments
Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested in additional shares of Stock.
Vesting
Participants are immediately vested in their contributions, the Companies’ matching contributions and earnings.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.
2.	FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The financial statements have been prepared on the historical cost basis, except for the Plan’s investment in stock which is measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates.  The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan’s presentation currency.
Impact of Recently Issued Accounting Pronouncements
There are no new accounting pronouncements that have a significant impact on the Plan’s financial statements.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash in bank
Amounts shown as cash in bank are uninvested funds held by the Plan that are to be invested in Stock the following month.
Investment in stock
Investment is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.
At the end of each reporting period, investment in stock is stated at fair value, with any resultant gain or loss recognized in the statements of changes in net assets available for plan benefits.  Fair value is determined using quoted market prices.
The Plan derecognizes its investment is stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity.  The difference between the carrying amount of the financial asset derecognized and the consideration received, or receivable is recognized in the statements of changes in net assets available for plan benefits.

Dividend income
Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established.  Dividends are recorded on the ex-dividend date; net of any U.S. withholding taxes.
Expenses of the plan
Investment administrative expenses and all other fees and expenses are recognized in the statements of changes in net assets available for plan benefits when incurred.
Withdrawal
Withdrawal of participants are recorded when participants elect to withdraw.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.
4.	CRITICAL ACCOUNTING JUDGMENTS
In the application of the Plan’s accounting policies, management is required to make judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.   Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies
Below is a critical judgment that management have made in the process of applying the Plan’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen.  The Japanese Yen is the currency of the primary economic environment in which the Plan operates.
The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies.
5.	RISKS AND UNCERTAINTIES
The Plan invests in The Procter and Gamble Company common stock which represents a concentration in investments.  Investment securities are exposed to market volatility.  Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.
The fair value of Plan’s investment in stocks of The Procter and Gamble Company as disclosed in the statements of net assets available for plan benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2021 and 2020, there were no transfers between different levels of fair value hierarchy.

	2021	2020
Asset Category	Level 1	Level 1
Investment in stocks	¥ 17,888,509,025	¥ 16,678,896,593

7.	INVESTMENTS
The investments held by the Plan as of June 30, 2021, 2020 and 2019, and the related unrealized fair value gain and unrealized foreign exchange gain (loss) for the years ended June 30, 2021, 2020 and 2019, were as follows:
	2021	2020	2019
Number of shares	1,198,909	1,294,674	1,336,034
Cost	¥ 15,634,863,503	¥15,449,777,015	¥11,825,150,742
Unrealized fair value gain	1,832,033,465	1,257,653,017	4,271,566,285
Unrealized foreign exchange gain (loss)	421,612,057	(28,533,439)	(305,841,567)
Market value	¥17,888,509,025	¥16,678,896,593	¥15,790,875,460

The realized gain on sale of stock for the years ended June 30, 2021, 2020 and 2019, was determined as follows:
	2021	2020	2019
Proceeds on sale of shares	¥2,937,853,875	¥2,220,575,308	¥1,989,714,335
Cost	2,702,296,730	2,024,850,255	1,651,937,156
Realized fair value gain	¥235,557,145	¥195,725,053	¥337,777,179

8.	DISTRIBUTIONS PAYABLE
There are no distributions payable to participants who have elected to withdraw from the Plan as of June 30, 2021 and 2020.
9.	FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS
Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange gain (loss) of ¥421.61 million in 2021, (¥28.53 million) in 2020 and (¥305.84 million) in 2019.  Net realized foreign exchange gain (loss) of (¥28.36 million) in 2021, ¥17.93 million in 2020 and ¥9.80 million in 2019, as disclosed in the statements of changes in net assets available for plan benefits.
10.	RELATED PARTY TRANSACTIONS
The Plan held 1,198,909 and 1,294,674 ordinary shares of The Procter & Gamble Company with a cost of ¥15.63 billion ($141.38 million) and ¥15.45 billion ($143.10 million), as of June 30, 2021 and 2020, respectively. For the years ended June 30, 2021, 2020 and 2019, the Plan recorded dividend income of ¥293.67 million, ¥308.45 million and ¥313.99 million, respectively.
During the years ended June 30, 2021, 2020 and 2019, the Plan received contributions amounting to ¥221.73 million, ¥219.98 million and ¥208.51 million, respectively from P&G Japan G.K., P&G K.K., P&G Prestige Godo Kaisha, and P&G Innovation Godo Kaisha.
11.	TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investment gains and losses, dividends received, contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

12.	U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥110.74 = US$1, the approximate current rate at June 30, 2021 has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits.
*          *         *

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 17, 2021.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE’S SHAREHOLDING ASSOCIATION

                                            By:     /s/ Ayako Komaguchi
                                                        Ayako Komaguchi
                                                        Chairman

EXHIBIT INDEX

Exhibit No.
      23                      Navarro Amper & Co.